UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

CCFNB BANCORP, INC.

(Name of Issuer)

$1.25 par value Common Stock
(Title of Class of Securities)

124880105000

(CUSIP Number)

March 24, 2011 **
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☑ Rule 13d-1(c)
☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

** Date of the most recent required filing.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above person (entities only) Ronald W. Simms & Rhea P. Simms

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a)
(b) X

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	5	SOLE VOTING POWER

-111,488-

NUMBER OF SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY EACH		-0-
REPORTING PERSON
WITH:	7	SOLE DISPOSITIVE POWER

\		-111,488-

	8	SHARED DISPOSITIVE POWER

-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

-111,488-

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

o

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.0086% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above person (entities only) The Black Horse Foundation, Inc.
EIN: 23-2725907

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a)
(b) X

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Pennsylvania

	5	SOLE VOTING POWER

-0-

NUMBER OF SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY EACH		-100- (2)
REPORTING PERSON
WITH:	7	SOLE DISPOSITIVE POWER

-0-

	8	SHARED DISPOSITIVE POWER

-100- (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

-100- (2)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

o

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.0045% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

Item 1(a)	Name of Issuer:

CCFNB Bancorp, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

232 East Street, Bloomsburg, PA 17815

Item 2(a)	Name of Persons Filing:

Ronald W. Simms & Rhea P. Simms
The Black Horse Foundation, Inc.

Items 2(b)	Address of Principal Business Office, or, if none, Residence:

454 South Main Street, PO Box 454, Wilkes-Barre, PA 18703-0454

Item 2(c)	Citizenship:

Ronald W. Simms & Rhea P. Simms - United States
The Black Horse Foundation, Inc. - A corporation domiciled in Pennsylvania

Item 2(d)	Title of Class of Securities:

$1.25 par value Common Stock

Item 2(e)	CUSIP Number:

124880105000

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not Applicable.

Item 4.	Ownership:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

A.	Ronald W. Simms & Rhea P. Simms

(a)	Amount beneficially owned: -111,488-

(b)	Percent of class: 5.0086% (1)

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: -111,488-

(ii)	Shared power to vote or to direct the vote: -0-

(iii)	Sole power to dispose or to direct the disposition of: -111,488-

(iv)	Shared power to dispose or to direct the disposition of: -0-

C.	The Black Horse Foundation, Inc.

(a)	Amount beneficially owned: -100- (2)

(b)	Percent of class: 0.0045% (1)

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: -0-

(ii)	Shared power to vote or to direct the vote: -100- (2)

(iii)	Sole power to dispose or to direct the disposition of: -0-

(iv)	Shared power to dispose or to direct the disposition of: -100- (2)

Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5% of the class of securities, check the following: ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not Applicable.

Explanatory Notes:

(1)           Percentage ownership is based on the issuer having 2,225,931 shares outstanding as set forth in its Form 10-K filed March 8, 2011.

(2)           The Black Horse Foundation, Inc., a Pennsylvania corporation (“Black Horse”), is the record owner of the 100 shares of common stock set forth in this report.  Ronald W. Simms is a director of Black Horse and, in that capacity, has the right to act on behalf of Black Horse.  As such, Ronald W. Simms may be deemed to share the voting and dispositive power over the 100 shares set forth in this report.

SIGNATURE
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Date: March 30, 2011

RONALD W. SIMMS & RHEA P. SIMMS
By:	/s/ Ronald W. Simms
Ronald W. Simms

By:	/s/ Rhea P. Simms
Rhea P. Simms

THE BLACK HORSE FOUNDATION, INC.
By:	/s/ Ronald W. Simms
Director

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

EXHIBIT INDEX

EXHIBIT REFERENCE	DESCRIPTION
A	Agreement to Jointly File Schedule 13G

EXHIBIT A

AGREEMENT TO JOINTLY FILE SCHEDULE 13G

AGREEMENT dated as of March 30, 2011 by and among Ronald W. Simms & Rhea P. Simms and The Black Horse Foundation, Inc. (collectively, the “Reporting Persons”).

WHEREAS, pursuant to paragraph (k) of Rule 13d-1 promulgated under Subsection 13(d)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Reporting Persons hereto have decided to satisfy their filing obligations under the Exchange Act by a single joint filing:

NOW, THEREFORE, the Reporting Persons hereby agree as follows:

1.	The Schedule 13G with respect to CCFNB Bancorp, Inc., to which this is attached as Exhibit A, is filed on behalf of each of the Reporting Persons.

2.	Each Reporting Person is responsible for the completeness and accuracy of the information concerning such Reporting Person contained therein.

               IN WITNESS WHEREOF, the undersigned hereunto set their hands as of the date first above written.

RONALD W. SIMMS & RHEA P. SIMMS
By:	/s/ Ronald W. Simms
Ronald W. Simms

By:	/s/ Rhea P. Simms
Rhea P. Simms

THE BLACK HORSE FOUNDATION, INC.
By:	/s/ Ronald W. Simms
Director